UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

WHX Corporation
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

929248508
(CUSIP Number)

Warren G. Lichtenstein
Steel Partners II, L.P.
590 Madison Avenue, 32nd Floor
New York, New York 10022
(212) 520-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 13, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 929248508

1	NAME OF REPORTING PERSON STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,029,793 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,029,793 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,029,793 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.3% *
14	TYPE OF REPORTING PERSON PN

* See Item 5.

CUSIP NO. 929248508

1	NAME OF REPORTING PERSON STEEL PARTNERS II GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,029,793 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,029,793 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,029,793 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.3% *
14	TYPE OF REPORTING PERSON OO

* See Item 5.

CUSIP NO. 929248508

1	NAME OF REPORTING PERSON STEEL PARTNERS II MASTER FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,029,793 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,029,793 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,029,793 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.3% *
14	TYPE OF REPORTING PERSON PN

* See Item 5.

CUSIP NO. 929248508

1	NAME OF REPORTING PERSON STEEL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,029,793 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,029,793 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,029,793 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.3% *
14	TYPE OF REPORTING PERSON OO

* See Item 5.

CUSIP NO. 929248508

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,029,793 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,029,793 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,029,793 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.3% *
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP NO. 929248508

1	NAME OF REPORTING PERSON JOHN H. MCNAMARA, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 - *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 - *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% *
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP NO. 929248508

1	NAME OF REPORTING PERSON JOHN J. QUICKE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 - *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 - *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% *
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP NO. 929248508

1	NAME OF REPORTING PERSON GLEN M. KASSAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 - *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 - *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 - *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% *
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP NO. 929248508

1	NAME OF REPORTING PERSON JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,000 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1% *
14	TYPE OF REPORTING PERSON IN

* See Item 5.

CUSIP NO. 929248508

1	NAME OF REPORTING PERSON EMH HOWARD, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION NEW YORK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000 *
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,000 *
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000 *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) LESS THAN 1% *
14	TYPE OF REPORTING PERSON OO

* See Item 5.

CUSIP NO. 929248508

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  The primary purpose of amending the Schedule 13D is to remove Joshua E. Schechter as a Reporting Person and to add John H. McNamara, Jr. and EMH Howard, LLC as Reporting Persons.

Item 1 is hereby amended and restated to read as follows:

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $.01 (the “Shares”), of WHX Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1133 Westchester Avenue, White Plains, New York 10604.

Item 2 is hereby amended to add the following:

Item 2.	Identity and Background.

Effective February 5, 2008, Joshua E. Schechter resigned from his position as a member of the Board of Directors of the Issuer.  Accordingly, Mr. Schechter is no longer a Reporting Person.

Effective February 5, 2008, in order to fill the vacancy created by Mr. Schechter’s resignation, John H. McNamara, Jr. was appointed as a member of the Board of Directors of the Issuer.  Mr. McNamara is a Managing Director and investment professional of Partners LLC.  Accordingly, Mr. McNamara is a Reporting Person.

On August 13, 2008, EMH Howard, LLC (“EMH”), an affiliate of Jack L. Howard, purchased Shares of the Issuer.  Mr. Howard is a director of the Issuer and the Managing Member and sole officer of EMH.  By virtue of his relationship with EMH, Mr. Howard may be deemed to beneficially own the Shares owned by EMH.  Accordingly, EMH is a Reporting Person.

The principal business address of each of Mr. McNamara and EMH is 590 Madison Avenue, 32nd Floor, New York, New York 10022.

The principal occupation of Mr. McNamara is serving as a Managing Director and investment professional of Partners LLC.

The principal business of EMH is investing in securities.

Neither Mr. McNamara nor EMH has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither Mr. McNamara nor EMH has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. McNamara is a citizen of the United States of America.  EMH is a New York limited liability company.

CUSIP NO. 929248508

Item 3 is hereby amended and restated to read as follows:

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 5,029,793 Shares owned by Steel Partners II is approximately $48,452,564, including brokerage commissions.  The Shares owned by Steel Partners II were acquired with partnership funds.

The aggregate purchase price of the 5,000 Shares owned by EMH is approximately $8,620, including brokerage commissions.  The Shares owned by EMH were acquired with the working capital of EMH.

Steel Partners II effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 5 is hereby amended and restated to read as follows:

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 10,000,498 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on August 13, 2008.

As of the close of business on August 15, 2008, Steel Partners II beneficially owned 5,029,793 Shares, constituting approximately 50.3% of the Shares outstanding.  By virtue of their relationships with Steel Partners II discussed in further detail in Item 2, each of Steel GP LLC, Steel Master, Partners LLC and Warren G. Lichtenstein may be deemed to beneficially own the Shares owned by Steel Partners II.

As of the close of business on August 15, 2008, EMH beneficially owned 5,000 Shares, constituting less than 1% of the Shares outstanding.  By virtue of his relationship with EMH discussed in further detail in Item 2, Jack L. Howard may be deemed to beneficially own the Shares owned by EMH.

Each of the Reporting Persons, as members of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, may be deemed to beneficially own the Shares reported herein.

(b)           Each of the Reporting Persons may be deemed to have the sole power to vote and dispose of the Shares reported in this Schedule 13D.

(c)           On August 13, 2008, EMH purchased in the open market 5,000 Shares at a price of $1.72 per Share.  There were no other transactions in securities of the Issuer during the past sixty days by the Reporting Persons.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

CUSIP NO. 929248508

(e)	Not applicable.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the beneficial owners of any securities covered by this Schedule 13D.

Item 7 is hereby amended to add the following exhibit:

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing Agreement by and among Steel Partners II, L.P., Steel Partners II GP LLC, Steel Partners II Master Fund L.P., Steel Partners LLC, Warren G. Lichtenstein, Jack L. Howard, Glen M. Kassan, John J. Quicke, John H. McNamara, Jr. and EMH Howard, LLC, dated August 18, 2008.

CUSIP NO. 929248508

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2008	STEEL PARTNERS II, L.P.

	By:	Steel Partners II GP LLC General Partner

	By:	/s/ Jack L. Howard
Jack L. Howard as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS II GP LLC

By:	/s/ Jack L. Howard
Jack L. Howard as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS II MASTER FUND L.P.

By:	Steel Partners II GP LLC General Partner

By:	/s/ Jack L. Howard
Jack L. Howard as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS LLC

By:	/s/ Jack L. Howard
Jack L. Howard as Attorney-In-Fact for Warren G. Lichtenstein, Manager

/s/ Jack L. Howard
JACK L. HOWARD as Attorney-In-Fact for Warren G. Lichtenstein

CUSIP NO. 929248508

/s/ Glen Kassan
GLEN KASSAN

/s/ Jack L. Howard
JACK L. HOWARD

/s/ John J. Quicke
JOHN J. QUICKE

/s/ John H. McNamara, Jr.
JOHN H. MCNAMARA, JR.

EMH HOWARD, LLC

By:	/s/ Jack L. Howard
Jack L. Howard Managing Member